

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Edward J. Cooney
Chief Executive Officer
Affinity Bancshares, Inc.
3175 Highway 278
Covington, Georgia 30014

> **Re: Affinity Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2020**
> **File No. 333-248745**

Dear Mr. Cooney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 11, 2020

Summary
How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Purchase Price, page 7

1.   Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the slight downward adjustments made by the appraiser for profitability, growth and viability of earnings and for marketing of the issue.

Business of Newton Federal Bank
Allowance for Loan Losses, page 103

2.   We note your table setting forth activity in the allowance for loan losses on page 104. The

activity included in the columns for the three months ended December 31, 2019 and 2018 does not reconcile to other relevant disclosures throughout the filing. Please explain and revise as necessary.

Description Of Capital Stock Of Affinity Bancshares, page 168

3.   Please revise to discuss your exclusive forum provision, including its application to federal securities law claims.

Legal Matters, page 170

4.   Please revise to include the disclosure required by Item 103 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance